U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25                                                                        SEC File Number: 0 27323
                                                                                                CUSIP Number:0065983262

NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K                  [ ] Form 11-K                 [ ] Form 20-F                    [x ] Form 10-QSB

For Period Ended:                                         December 31,  2003

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

PART I-REGISTRANT INFORMATION

Full Name of Registrant               Zynex Medical Holdings, Inc

   Former Name if Applicable             Arizona Ventures, Inc.

Address of Principal Executive Office, (Street and Number)

4766 Holladay Blvd ,

City, State and Zip Code

Holladay, Utah 84117

PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] b. The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

The Company accountant needs additional time to complete the complied accounting information to file a complete and accurate statement.

PART IV-OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

                  Nathan Drage (801) 273-9300

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify  report(s).

                  [X] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or  portion thereof?

               [ ] Yes [x ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Zynex Medical Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 13, 2004

By_____/s/____________________________
Dean Becker

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.